UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

TradeStation Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

89267P 10 5

(CUSIP Number)

Ralph L. Cruz

TradeStation Group, Inc.

8050 S.W. 10th Street

Suite 4000

Plantation, Florida 33324

(954) 652-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89267P 10 5	Page 2 of 31

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons RLCF-I 1997 Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 3,516,468
(8) Shared Voting Power -0-
(9) Sole Dispositive Power 3,516,468
(10) Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,516,468
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 8.0%
14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 89267P 10 5	Page 3 of 31

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons RLCF-II 1997 Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 1,950,000
(8) Shared Voting Power -0-
(9) Sole Dispositive Power 1,950,000
(10) Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,000
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 4.5%
14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 89267P 10 5	Page 4 of 31

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons Ralph L. Cruz
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 5,466,468
(8) Shared Voting Power -0-
(9) Sole Dispositive Power 5,466,468
(10) Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,466,468
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 12.5%
14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 89267P 10 5	Page 5 of 31

This Amendment No. 16 further amends Items 4 and 5 of the Statement on Schedule 13D filed by Ralph L. Cruz with the Securities and Exchange Commission on January 10, 2001, as previously amended by Amendment No. 1 filed on May 10, 2002, Amendment No. 2 filed on February 13, 2004, Amendment No. 3 filed on June 7, 2004, Amendment No. 4 filed on September 17, 2004, Amendment No. 5 filed on December 1, 2004, Amendment No. 6 filed on January 10, 2005, Amendment No. 7 filed on November 4, 2005, Amendment No. 8 filed on November 21, 2005, Amendment No. 9 filed on March 10, 2006, Amendment No. 10 filed on May 22, 2006, Amendment No. 11 filed on August 17, 2006, Amendment No. 12 filed on February 26, 2007, Amendment No. 13 filed on May 25, 2007, Amendment No. 14 filed on August 29, 2007 and Amendment No. 15 filed on February 22, 2008 (“Amendment No. 15”), with respect to the Common Stock, $.01 par value (“Common Stock”), of TradeStation Group, Inc.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by deleting the last paragraph of Item 4 of Amendment No. 15 and adding the following two paragraphs:

This Amendment is being filed in connection with the sale by RLCF-I 1997 Limited Partnership of 750,000 shares of Common Stock pursuant to a Rule 10b5-1 Sales Plan, for which Form 4s were filed with the Securities and Exchange Commission on March 19, 2008, March 20, 2008, March 24, 2008, March 25, 2008, March 26, 2008, March 27, 2008, March 28, 2008, March 31, 2008 and April 1, 2008, and to provide updating information.

Except as described in the preceding paragraphs, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Information with respect to RLCF-I 1997 Limited Partnership:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, RLCF-I 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that RLCF-I 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Shared versus sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions during last 60 days through March 31, 2008:

(1) On March 17, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.45 per share;

(2) On March 17, 2008, the limited partnership sold 976 shares of Common Stock on the open market for $9.41 per share;

CUSIP No. 89267P 10 5	Page 6 of 31

(3) On March 17, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $9.37 per share;

(4) On March 17, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.36 per share;

(5) On March 17, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.34 per share;

(6) On March 17, 2008, the limited partnership sold 1,162 shares of Common Stock on the open market for $9.33 per share;

(7) On March 17, 2008, the limited partnership sold 838 shares of Common Stock on the open market for $9.32 per share;

(8) On March 17, 2008, the limited partnership sold 1,035 shares of Common Stock on the open market for $9.31 per share;

(9) On March 17, 2008, the limited partnership sold 765 shares of Common Stock on the open market for $9.30 per share;

(10) On March 17, 2008, the limited partnership sold 1,000 shares of Common Stock on the open market for $9.29 per share;

(11) On March 17, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $9.27 per share;

(12) On March 17, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.26 per share;

(13) On March 17, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $9.25 per share;

(14) On March 17, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.24 per share;

(15) On March 17, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $9.23 per share;

(16) On March 17, 2008, the limited partnership sold 1,600 shares of Common Stock on the open market for $9.22 per share;

(17) On March 17, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.21 per share;

(18) On March 17, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $9.20 per share;

(19) On March 17, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.19 per share;

CUSIP No. 89267P 10 5	Page 7 of 31

(20) On March 17, 2008, the limited partnership sold 2,000 shares of Common Stock on the open market for $9.18 per share;

(21) On March 17, 2008, the limited partnership sold 143 shares of Common Stock on the open market for $9.17 per share;

(22) On March 17, 2008, the limited partnership sold 2,357 shares of Common Stock on the open market for $9.16 per share;

(23) On March 17, 2008, the limited partnership sold 2,524 shares of Common Stock on the open market for $9.15 per share;

(24) On March 17, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.14 per share;

(25) On March 17, 2008, the limited partnership sold 1,000 shares of Common Stock on the open market for $9.13 per share;

(26) On March 17, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $9.12 per share;

(27) On March 17, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.10 per share;

(28) On March 17, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.08 per share;

(29) On March 17, 2008, the limited partnership sold 3,100 shares of Common Stock on the open market for $9.00 per share;

(30) On March 17, 2008, the limited partnership sold 1,900 shares of Common Stock on the open market for $8.99 per share;

(31) On March 17, 2008, the limited partnership sold 3,000 shares of Common Stock on the open market for $8.98 per share;

(32) On March 17, 2008, the limited partnership sold 3,018 shares of Common Stock on the open market for $8.97 per share;

(33) On March 17, 2008, the limited partnership sold 6,432 shares of Common Stock on the open market for $8.96 per share;

(34) On March 17, 2008, the limited partnership sold 2,050 shares of Common Stock on the open market for $8.95 per share;

(35) On March 17, 2008, the limited partnership sold 1,200 shares of Common Stock on the open market for $8.94 per share;

(36) On March 17, 2008, the limited partnership sold 4,050 shares of Common Stock on the open market for $8.93 per share;

CUSIP No. 89267P 10 5	Page 8 of 31

(37) On March 17, 2008, the limited partnership sold 2,602 shares of Common Stock on the open market for $8.92 per share;

(38) On March 17, 2008, the limited partnership sold 948 shares of Common Stock on the open market for $8.91 per share;

(39) On March 17, 2008, the limited partnership sold 1,200 shares of Common Stock on the open market for $8.90 per share;

(40) On March 17, 2008, the limited partnership sold 3,100 shares of Common Stock on the open market for $8.89 per share;

(41) On March 17, 2008, the limited partnership sold 1,100 shares of Common Stock on the open market for $8.88 per share;

(42) On March 17, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $8.87 per share;

(43) On March 17, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $8.86 per share;

(44) On March 17, 2008, the limited partnership sold 1,200 shares of Common Stock on the open market for $8.83 per share;

(45) On March 17, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $8.79 per share;

(46) On March 17, 2008, the limited partnership sold 1,200 shares of Common Stock on the open market for $8.77 per share;

(47) On March 17, 2008, the limited partnership sold 1,400 shares of Common Stock on the open market for $8.76 per share;

(48) On March 17, 2008, the limited partnership sold 1,598 shares of Common Stock on the open market for $8.75 per share;

(49) On March 17, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $8.74 per share;

(50) On March 17, 2008, the limited partnership sold 1,802 shares of Common Stock on the open market for $8.73 per share;

(51) On March 17, 2008, the limited partnership sold 2,600 shares of Common Stock on the open market for $8.72 per share;

(52) On March 17, 2008, the limited partnership sold 6,500 shares of Common Stock on the open market for $8.71 per share;

(53) On March 17, 2008, the limited partnership sold 4,375 shares of Common Stock on the open market for $8.70 per share;

CUSIP No. 89267P 10 5	Page 9 of 31

(54) On March 17, 2008, the limited partnership sold 3,525 shares of Common Stock on the open market for $8.69 per share;

(55) On March 17, 2008, the limited partnership sold 1,000 shares of Common Stock on the open market for $8.68 per share;

(56) On March 17, 2008, the limited partnership sold 2,927 shares of Common Stock on the open market for $8.67 per share;

(57) On March 17, 2008, the limited partnership sold 1,773 shares of Common Stock on the open market for $8.66 per share;

(58) On March 17, 2008, the limited partnership sold 3,000 shares of Common Stock on the open market for $8.65 per share;

(59) On March 17, 2008, the limited partnership sold 2,100 shares of Common Stock on the open market for $8.64 per share;

(60) On March 17, 2008, the limited partnership sold 2,600 shares of Common Stock on the open market for $8.63 per share;

(61) On March 17, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $8.62 per share;

(62) On March 17, 2008, the limited partnership sold 2,918 shares of Common Stock on the open market for $8.61 per share;

(63) On March 17, 2008, the limited partnership sold 2,782 shares of Common Stock on the open market for $8.60 per share;

(64) On March 17, 2008, the limited partnership sold 1,700 shares of Common Stock on the open market for $8.59 per share;

(65) On March 17, 2008, the limited partnership sold 1,100 shares of Common Stock on the open market for $8.58 per share;

(66) On March 17, 2008, the limited partnership sold 3,096 shares of Common Stock on the open market for $8.57 per share;

(67) On March 17, 2008, the limited partnership sold 2,004 shares of Common Stock on the open market for $8.56 per share;

(68) On March 17, 2008, the limited partnership sold 3,186 shares of Common Stock on the open market for $8.55 per share;

(69) On March 17, 2008, the limited partnership sold 1,314 shares of Common Stock on the open market for $8.54 per share;

(70) On March 17, 2008, the limited partnership sold 1,700 shares of Common Stock on the open market for $8.53 per share;

CUSIP No. 89267P 10 5	Page 10 of 31

(71) On March 17, 2008, the limited partnership sold 1,700 shares of Common Stock on the open market for $8.52 per share;

(72) On March 17, 2008, the limited partnership sold 2,300 shares of Common Stock on the open market for $8.51 per share;

(73) On March 17, 2008, the limited partnership sold 3,000 shares of Common Stock on the open market for $8.50 per share;

(74) On March 17, 2008, the limited partnership sold 2,800 shares of Common Stock on the open market for $8.49 per share;

(75) On March 17, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $8.48 per share;

(76) On March 17, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $8.47 per share;

(77) On March 17, 2008, the limited partnership sold 2,300 shares of Common Stock on the open market for $8.46 per share;

(78) On March 17, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $8.45 per share;

(79) On March 17, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $8.44 per share;

(80) On March 18, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $9.43 per share;

(81) On March 18, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.42 per share;

(82) On March 18, 2008, the limited partnership sold 450 shares of Common Stock on the open market for $9.41 per share;

(83) On March 18, 2008, the limited partnership sold 2,350 shares of Common Stock on the open market for $9.40 per share;

(84) On March 18, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $9.39 per share;

(85) On March 18, 2008, the limited partnership sold 2,600 shares of Common Stock on the open market for $9.38 per share;

(86) On March 18, 2008, the limited partnership sold 1,350 shares of Common Stock on the open market for $9.37 per share;

(87) On March 18, 2008, the limited partnership sold 4,669 shares of Common Stock on the open market for $9.36 per share;

CUSIP No. 89267P 10 5	Page 11 of 31

(88) On March 18, 2008, the limited partnership sold 2,881 shares of Common Stock on the open market for $9.35 per share;

(89) On March 18, 2008, the limited partnership sold 3,500 shares of Common Stock on the open market for $9.34 per share;

(90) On March 18, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $9.33 per share;

(91) On March 18, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.32 per share;

(92) On March 18, 2008, the limited partnership sold 2,100 shares of Common Stock on the open market for $9.31 per share;

(93) On March 18, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.30 per share;

(94) On March 18, 2008, the limited partnership sold 3,800 shares of Common Stock on the open market for $9.29 per share;

(95) On March 18, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.28 per share;

(96) On March 18, 2008, the limited partnership sold 1,400 shares of Common Stock on the open market for $9.27 per share;

(97) On March 18, 2008, the limited partnership sold 2,200 shares of Common Stock on the open market for $9.26 per share;

(98) On March 18, 2008, the limited partnership sold 2,029 shares of Common Stock on the open market for $9.25 per share;

(99) On March 18, 2008, the limited partnership sold 1,971 shares of Common Stock on the open market for $9.24 per share;

(100) On March 18, 2008, the limited partnership sold 3,700 shares of Common Stock on the open market for $9.23 per share;

(101) On March 18, 2008, the limited partnership sold 3,300 shares of Common Stock on the open market for $9.22 per share;

(102) On March 18, 2008, the limited partnership sold 2,300 shares of Common Stock on the open market for $9.21 per share;

(103) On March 18, 2008, the limited partnership sold 1,600 shares of Common Stock on the open market for $9.20 per share;

(104) On March 18, 2008, the limited partnership sold 4,500 shares of Common Stock on the open market for $9.19 per share;

CUSIP No. 89267P 10 5	Page 12 of 31

(105) On March 18, 2008, the limited partnership sold 2,400 shares of Common Stock on the open market for $9.18 per share;

(106) On March 18, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $9.17 per share;

(107) On March 18, 2008, the limited partnership sold 1,500 shares of Common Stock on the open market for $9.16 per share;

(108) On March 18, 2008, the limited partnership sold 1,300 shares of Common Stock on the open market for $9.15 per share;

(109) On March 18, 2008, the limited partnership sold 1,466 shares of Common Stock on the open market for $9.14 per share;

(110) On March 18, 2008, the limited partnership sold 1,734 shares of Common Stock on the open market for $9.13 per share;

(111) On March 18, 2008, the limited partnership sold 3,600 shares of Common Stock on the open market for $9.12 per share;

(112) On March 18, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.11 per share;

(113) On March 18, 2008, the limited partnership sold 1,267 shares of Common Stock on the open market for $9.10 per share;

(114) On March 18, 2008, the limited partnership sold 2,033 shares of Common Stock on the open market for $9.09 per share;

(115) On March 18, 2008, the limited partnership sold 281 shares of Common Stock on the open market for $9.08 per share;

(116) On March 18, 2008, the limited partnership sold 1,519 shares of Common Stock on the open market for $9.07 per share;

(117) On March 18, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.06 per share;

(118) On March 18, 2008, the limited partnership sold 1,200 shares of Common Stock on the open market for $9.05 per share;

(119) On March 18, 2008, the limited partnership sold 1,700 shares of Common Stock on the open market for $9.04 per share;

(120) On March 18, 2008, the limited partnership sold 1,200 shares of Common Stock on the open market for $9.03 per share;

(121) On March 18, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $9.02 per share;

CUSIP No. 89267P 10 5	Page 13 of 31

(122) On March 18, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $9.01 per share;

(123) On March 19, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $9.52 per share;

(124) On March 19, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.50 per share;

(125) On March 19, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $9.49 per share;

(126) On March 19, 2008, the limited partnership sold 2,893 shares of Common Stock on the open market for $9.48 per share;

(127) On March 19, 2008, the limited partnership sold 443 shares of Common Stock on the open market for $9.47 per share;

(128) On March 19, 2008, the limited partnership sold 757 shares of Common Stock on the open market for $9.46 per share;

(129) On March 19, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.45 per share;

(130) On March 19, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.44 per share;

(131) On March 19, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.43 per share;

(132) On March 19, 2008, the limited partnership sold 828 shares of Common Stock on the open market for $9.42 per share;

(133) On March 19, 2008, the limited partnership sold 679 shares of Common Stock on the open market for $9.41 per share;

(134) On March 19, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.39 per share;

(135) On March 19, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.38 per share;

(136) On March 19, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.37 per share;

(137) On March 19, 2008, the limited partnership sold 79 shares of Common Stock on the open market for $9.31 per share;

(138) On March 19, 2008, the limited partnership sold 321 shares of Common Stock on the open market for $9.30 per share;

CUSIP No. 89267P 10 5	Page 14 of 31

(139) On March 19, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $9.29 per share;

(140) On March 19, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.28 per share;

(141) On March 19, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.27 per share;

(142) On March 19, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.25 per share;

(143) On March 19, 2008, the limited partnership sold 534 shares of Common Stock on the open market for $9.24 per share;

(144) On March 19, 2008, the limited partnership sold 4,966 shares of Common Stock on the open market for $9.23 per share;

(145) On March 19, 2008, the limited partnership sold 4,900 shares of Common Stock on the open market for $9.22 per share;

(146) On March 19, 2008, the limited partnership sold 3,700 shares of Common Stock on the open market for $9.21 per share;

(147) On March 19, 2008, the limited partnership sold 5,100 shares of Common Stock on the open market for $9.20 per share;

(148) On March 19, 2008, the limited partnership sold 1,800 shares of Common Stock on the open market for $9.19 per share;

(149) On March 19, 2008, the limited partnership sold 1,200 shares of Common Stock on the open market for $9.18 per share;

(150) On March 19, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.16 per share;

(151) On March 19, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.15 per share;

(152) On March 19, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $9.14 per share;

(153) On March 19, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.13 per share;

(154) On March 19, 2008, the limited partnership sold 1,800 shares of Common Stock on the open market for $9.12 per share;

(155) On March 19, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $9.11 per share;

CUSIP No. 89267P 10 5	Page 15 of 31

(156) On March 19, 2008, the limited partnership sold 1,800 shares of Common Stock on the open market for $9.10 per share;

(157) On March 19, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.09 per share;

(158) On March 19, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.08 per share;

(159) On March 19, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.06 per share;

(160) On March 19, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.05 per share;

(161) On March 19, 2008, the limited partnership sold 900 shares of Common Stock on the open market for $9.04 per share;

(162) On March 19, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $9.03 per share;

(163) On March 19, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $9.02 per share;

(164) On March 19, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.01 per share;

(165) On March 19, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $9.00 per share;

(166) On March 19, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $8.99 per share;

(167) On March 19, 2008, the limited partnership sold 2,000 shares of Common Stock on the open market for $8.98 per share;

(168) On March 19, 2008, the limited partnership sold 1,000 shares of Common Stock on the open market for $8.97 per share;

(169) On March 19, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $8.96 per share;

(170) On March 19, 2008, the limited partnership sold 1,400 shares of Common Stock on the open market for $8.95 per share;

(171) On March 19, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $8.94 per share;

(172) On March 19, 2008, the limited partnership sold 1,300 shares of Common Stock on the open market for $8.93 per share;

CUSIP No. 89267P 10 5	Page 16 of 31

(173) On March 19, 2008, the limited partnership sold 1,100 shares of Common Stock on the open market for $8.92 per share;

(174) On March 19, 2008, the limited partnership sold 1,600 shares of Common Stock on the open market for $8.91 per share;

(175) On March 19, 2008, the limited partnership sold 900 shares of Common Stock on the open market for $8.90 per share;

(176) On March 19, 2008, the limited partnership sold 2,000 shares of Common Stock on the open market for $8.89 per share;

(177) On March 19, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $8.88 per share;

(178) On March 19, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $8.87 per share;

(179) On March 19, 2008, the limited partnership sold 1,100 shares of Common Stock on the open market for $8.86 per share;

(180) On March 19, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $8.83 per share;

(181) On March 19, 2008, the limited partnership sold 2,500 shares of Common Stock on the open market for $8.82 per share;

(182) On March 19, 2008, the limited partnership sold 1,600 shares of Common Stock on the open market for $8.81 per share;

(183) On March 19, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $8.80 per share;

(184) On March 19, 2008, the limited partnership sold 1,600 shares of Common Stock on the open market for $8.79 per share;

(185) On March 19, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $8.78 per share;

(186) On March 19, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $8.76 per share;

(187) On March 19, 2008, the limited partnership sold 3,500 shares of Common Stock on the open market for $8.75 per share;

(188) On March 19, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $8.74 per share;

(189) On March 20, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $9.00 per share;

CUSIP No. 89267P 10 5	Page 17 of 31

(190) On March 20, 2008, the limited partnership sold 5,100 shares of Common Stock on the open market for $8.99 per share;

(191) On March 20, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $8.98 per share;

(192) On March 20, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $8.97 per share;

(193) On March 20, 2008, the limited partnership sold 1,300 shares of Common Stock on the open market for $8.96 per share;

(194) On March 20, 2008, the limited partnership sold 1,200 shares of Common Stock on the open market for $8.95 per share;

(195) On March 20, 2008, the limited partnership sold 2,900 shares of Common Stock on the open market for $8.94 per share;

(196) On March 20, 2008, the limited partnership sold 6,123 shares of Common Stock on the open market for $8.93 per share;

(197) On March 20, 2008, the limited partnership sold 1,400 shares of Common Stock on the open market for $8.92 per share;

(198) On March 20, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $8.91 per share;

(199) On March 20, 2008, the limited partnership sold 5,700 shares of Common Stock on the open market for $8.90 per share;

(200) On March 20, 2008, the limited partnership sold 3,900 shares of Common Stock on the open market for $8.89 per share;

(201) On March 20, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $8.88 per share;

(202) On March 20, 2008, the limited partnership sold 1,400 shares of Common Stock on the open market for $8.87 per share;

(203) On March 20, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $8.86 per share;

(204) On March 20, 2008, the limited partnership sold 15,400 shares of Common Stock on the open market for $8.85 per share;

(205) On March 20, 2008, the limited partnership sold 6,000 shares of Common Stock on the open market for $8.84 per share;

(206) On March 20, 2008, the limited partnership sold 5,300 shares of Common Stock on the open market for $8.83 per share;

CUSIP No. 89267P 10 5	Page 18 of 31

(207) On March 20, 2008, the limited partnership sold 6,300 shares of Common Stock on the open market for $8.82 per share;

(208) On March 20, 2008, the limited partnership sold 6,700 shares of Common Stock on the open market for $8.81 per share;

(209) On March 20, 2008, the limited partnership sold 19,277 shares of Common Stock on the open market for $8.80 per share;

(210) On March 20, 2008, the limited partnership sold 12,500 shares of Common Stock on the open market for $8.79 per share;

(211) On March 20, 2008, the limited partnership sold 2,900 shares of Common Stock on the open market for $8.78 per share;

(212) On March 20, 2008, the limited partnership sold 2,700 shares of Common Stock on the open market for $8.77 per share;

(213) On March 20, 2008, the limited partnership sold 1,900 shares of Common Stock on the open market for $8.76 per share;

(214) On March 20, 2008, the limited partnership sold 1,200 shares of Common Stock on the open market for $8.75 per share;

(215) On March 20, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $8.72 per share;

(216) On March 20, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $8.71 per share;

(217) On March 20, 2008, the limited partnership sold 1,600 shares of Common Stock on the open market for $8.69 per share;

(218) On March 20, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $8.68 per share;

(219) On March 20, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $8.67 per share;

(220) On March 20, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $8.66 per share;

(221) On March 20, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $8.65 per share;

(222) On March 24, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.34 per share;

(223) On March 24, 2008, the limited partnership sold 669 shares of Common Stock on the open market for $9.31 per share;

CUSIP No. 89267P 10 5	Page 19 of 31

(224) On March 24, 2008, the limited partnership sold 2,221 shares of Common Stock on the open market for $9.29 per share;

(225) On March 24, 2008, the limited partnership sold 1,700 shares of Common Stock on the open market for $9.28 per share;

(226) On March 24, 2008, the limited partnership sold 12,005 shares of Common Stock on the open market for $9.27 per share;

(227) On March 24, 2008, the limited partnership sold 5,079 shares of Common Stock on the open market for $9.26 per share;

(228) On March 24, 2008, the limited partnership sold 7,300 shares of Common Stock on the open market for $9.25 per share;

(229) On March 24, 2008, the limited partnership sold 2,000 shares of Common Stock on the open market for $9.24 per share;

(230) On March 24, 2008, the limited partnership sold 2,000 shares of Common Stock on the open market for $9.23 per share;

(231) On March 24, 2008, the limited partnership sold 1,500 shares of Common Stock on the open market for $9.22 per share;

(232) On March 24, 2008, the limited partnership sold 1,700 shares of Common Stock on the open market for $9.21 per share;

(233) On March 24, 2008, the limited partnership sold 2,200 shares of Common Stock on the open market for $9.20 per share;

(234) On March 24, 2008, the limited partnership sold 7,501 shares of Common Stock on the open market for $9.19 per share;

(235) On March 24, 2008, the limited partnership sold 900 shares of Common Stock on the open market for $9.18 per share;

(236) On March 24, 2008, the limited partnership sold 2,930 shares of Common Stock on the open market for $9.17 per share;

(237) On March 24, 2008, the limited partnership sold 2,700 shares of Common Stock on the open market for $9.16 per share;

(238) On March 24, 2008, the limited partnership sold 1,400 shares of Common Stock on the open market for $9.15 per share;

(239) On March 24, 2008, the limited partnership sold 4,400 shares of Common Stock on the open market for $9.14 per share;

(240) On March 24, 2008, the limited partnership sold 2,946 shares of Common Stock on the open market for $9.13 per share;

CUSIP No. 89267P 10 5	Page 20 of 31

(241) On March 24, 2008, the limited partnership sold 4,354 shares of Common Stock on the open market for $9.12 per share;

(242) On March 24, 2008, the limited partnership sold 587 shares of Common Stock on the open market for $9.11 per share;

(243) On March 24, 2008, the limited partnership sold 3,113 shares of Common Stock on the open market for $9.10 per share;

(244) On March 24, 2008, the limited partnership sold 2,800 shares of Common Stock on the open market for $9.09 per share;

(245) On March 24, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $9.08 per share;

(246) On March 24, 2008, the limited partnership sold 2,700 shares of Common Stock on the open market for $9.07 per share;

(247) On March 24, 2008, the limited partnership sold 419 shares of Common Stock on the open market for $9.06 per share;

(248) On March 24, 2008, the limited partnership sold 2,681 shares of Common Stock on the open market for $9.05 per share;

(249) On March 24, 2008, the limited partnership sold 2,100 shares of Common Stock on the open market for $9.04 per share;

(250) On March 24, 2008, the limited partnership sold 3,400 shares of Common Stock on the open market for $9.03 per share;

(251) On March 24, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $9.02 per share;

(252) On March 24, 2008, the limited partnership sold 3,195 shares of Common Stock on the open market for $9.00 per share;

(253) On March 25, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.10 per share;

(254) On March 25, 2008, the limited partnership sold 2,100 shares of Common Stock on the open market for $9.08 per share;

(255) On March 25, 2008, the limited partnership sold 1,010 shares of Common Stock on the open market for $9.07 per share;

(256) On March 25, 2008, the limited partnership sold 3,090 shares of Common Stock on the open market for $9.06 per share;

(257) On March 25, 2008, the limited partnership sold 3,100 shares of Common Stock on the open market for $9.05 per share;

CUSIP No. 89267P 10 5	Page 21 of 31

(258) On March 25, 2008, the limited partnership sold 3,200 shares of Common Stock on the open market for $9.04 per share;

(259) On March 25, 2008, the limited partnership sold 3,700 shares of Common Stock on the open market for $9.03 per share;

(260) On March 25, 2008, the limited partnership sold 2,700 shares of Common Stock on the open market for $9.02 per share;

(261) On March 25, 2008, the limited partnership sold 4,748 shares of Common Stock on the open market for $9.01 per share;

(262) On March 25, 2008, the limited partnership sold 12,464 shares of Common Stock on the open market for $9.00 per share;

(263) On March 25, 2008, the limited partnership sold 10,288 shares of Common Stock on the open market for $8.99 per share;

(264) On March 25, 2008, the limited partnership sold 5,500 shares of Common Stock on the open market for $8.98 per share;

(265) On March 25, 2008, the limited partnership sold 4,300 shares of Common Stock on the open market for $8.97 per share;

(266) On March 25, 2008, the limited partnership sold 2,000 shares of Common Stock on the open market for $8.96 per share;

(267) On March 25, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $8.95 per share;

(268) On March 25, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $8.94 per share;

(269) On March 25, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $8.92 per share;

(270) On March 25, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $8.87 per share;

(271) On March 26, 2008, the limited partnership sold 4,400 shares of Common Stock on the open market for $8.92 per share;

(272) On March 26, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $8.91 per share;

(273) On March 26, 2008, the limited partnership sold 2,200 shares of Common Stock on the open market for $8.90 per share;

(274) On March 26, 2008, the limited partnership sold 1,300 shares of Common Stock on the open market for $8.89 per share;

CUSIP No. 89267P 10 5	Page 22 of 31

(275) On March 26, 2008, the limited partnership sold 1,000 shares of Common Stock on the open market for $8.88 per share;

(276) On March 26, 2008, the limited partnership sold 3,100 shares of Common Stock on the open market for $8.87 per share;

(277) On March 26, 2008, the limited partnership sold 1,400 shares of Common Stock on the open market for $8.86 per share;

(278) On March 26, 2008, the limited partnership sold 1,800 shares of Common Stock on the open market for $8.85 per share;

(279) On March 26, 2008, the limited partnership sold 1,500 shares of Common Stock on the open market for $8.84 per share;

(280) On March 26, 2008, the limited partnership sold 3,400 shares of Common Stock on the open market for $8.83 per share;

(281) On March 26, 2008, the limited partnership sold 3,300 shares of Common Stock on the open market for $8.82 per share;

(282) On March 26, 2008, the limited partnership sold 4,300 shares of Common Stock on the open market for $8.81 per share;

(283) On March 26, 2008, the limited partnership sold 3,500 shares of Common Stock on the open market for $8.80 per share;

(284) On March 26, 2008, the limited partnership sold 5,000 shares of Common Stock on the open market for $8.79 per share;

(285) On March 26, 2008, the limited partnership sold 3,100 shares of Common Stock on the open market for $8.78 per share;

(286) On March 26, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $8.77 per share;

(287) On March 26, 2008, the limited partnership sold 2,100 shares of Common Stock on the open market for $8.76 per share;

(288) On March 26, 2008, the limited partnership sold 1,395 shares of Common Stock on the open market for $8.75 per share;

(289) On March 26, 2008, the limited partnership sold 4,505 shares of Common Stock on the open market for $8.74 per share;

(290) On March 26, 2008, the limited partnership sold 900 shares of Common Stock on the open market for $8.73 per share;

(291) On March 26, 2008, the limited partnership sold 1,200 shares of Common Stock on the open market for $8.72 per share;

CUSIP No. 89267P 10 5	Page 23 of 31

(292) On March 26, 2008, the limited partnership sold 900 shares of Common Stock on the open market for $8.70 per share;

(293) On March 26, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $8.69 per share;

(294) On March 27, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $8.95 per share;

(295) On March 27, 2008, the limited partnership sold 1,000 shares of Common Stock on the open market for $8.94 per share;

(296) On March 27, 2008, the limited partnership sold 1,100 shares of Common Stock on the open market for $8.93 per share;

(297) On March 27, 2008, the limited partnership sold 6,186 shares of Common Stock on the open market for $8.92 per share;

(298) On March 27, 2008, the limited partnership sold 3,000 shares of Common Stock on the open market for $8.91 per share;

(299) On March 27, 2008, the limited partnership sold 1,962 shares of Common Stock on the open market for $8.90 per share;

(300) On March 27, 2008, the limited partnership sold 3,252 shares of Common Stock on the open market for $8.89 per share;

(301) On March 27, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $8.88 per share;

(302) On March 27, 2008, the limited partnership sold 1,400 shares of Common Stock on the open market for $8.87 per share;

(303) On March 27, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $8.86 per share;

(304) On March 27, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $8.85 per share;

(305) On March 27, 2008, the limited partnership sold 2,700 shares of Common Stock on the open market for $8.84 per share;

(306) On March 27, 2008, the limited partnership sold 4,300 shares of Common Stock on the open market for $8.83 per share;

(307) On March 27, 2008, the limited partnership sold 900 shares of Common Stock on the open market for $8.82 per share;

(308) On March 27, 2008, the limited partnership sold 2,600 shares of Common Stock on the open market for $8.81 per share;

CUSIP No. 89267P 10 5	Page 24 of 31

(309) On March 27, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $8.80 per share;

(310) On March 27, 2008, the limited partnership sold 3,462 shares of Common Stock on the open market for $8.79 per share;

(311) On March 27, 2008, the limited partnership sold 938 shares of Common Stock on the open market for $8.78 per share;

(312) On March 27, 2008, the limited partnership sold 1,500 shares of Common Stock on the open market for $8.77 per share;

(313) On March 27, 2008, the limited partnership sold 2,200 shares of Common Stock on the open market for $8.76 per share;

(314) On March 27, 2008, the limited partnership sold 1,229 shares of Common Stock on the open market for $8.75 per share;

(315) On March 27, 2008, the limited partnership sold 2,071 shares of Common Stock on the open market for $8.74 per share;

(316) On March 27, 2008, the limited partnership sold 1,500 shares of Common Stock on the open market for $8.73 per share;

(317) On March 27, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $8.72 per share;

(318) On March 27, 2008, the limited partnership sold 900 shares of Common Stock on the open market for $8.71 per share;

(319) On March 27, 2008, the limited partnership sold 1,400 shares of Common Stock on the open market for $8.70 per share;

(320) On March 27, 2008, the limited partnership sold 2,000 shares of Common Stock on the open market for $8.68 per share;

(321) On March 27, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $8.67 per share;

(322) On March 27, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $8.66 per share;

(323) On March 27, 2008, the limited partnership sold 3,800 shares of Common Stock on the open market for $8.65 per share;

(324) On March 27, 2008, the limited partnership sold 1,400 shares of Common Stock on the open market for $8.64 per share;

(325) On March 27, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $8.63 per share;

CUSIP No. 89267P 10 5	Page 25 of 31

(326) On March 27, 2008, the limited partnership sold 1,800 shares of Common Stock on the open market for $8.62 per share;

(327) On March 27, 2008, the limited partnership sold 1,200 shares of Common Stock on the open market for $8.61 per share;

(328) On March 27, 2008, the limited partnership sold 1,800 shares of Common Stock on the open market for $8.60 per share;

(329) On March 27, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $8.59 per share;

(330) On March 28, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $8.74 per share;

(331) On March 28, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $8.73 per share;

(332) On March 28, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $8.72 per share;

(333) On March 28, 2008, the limited partnership sold 1,000 shares of Common Stock on the open market for $8.71 per share;

(334) On March 28, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $8.70 per share;

(335) On March 28, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $8.67 per share;

(336) On March 28, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $8.64 per share;

(337) On March 28, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $8.63 per share;

(338) On March 28, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $8.58 per share;

(339) On March 28, 2008, the limited partnership sold 1,700 shares of Common Stock on the open market for $8.57 per share;

(340) On March 28, 2008, the limited partnership sold 3,400 shares of Common Stock on the open market for $8.56 per share;

(341) On March 28, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $8.55 per share;

(342) On March 28, 2008, the limited partnership sold 1,000 shares of Common Stock on the open market for $8.54 per share;

CUSIP No. 89267P 10 5	Page 26 of 31

(343) On March 28, 2008, the limited partnership sold 1,000 shares of Common Stock on the open market for $8.53 per share;

(344) On March 28, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $8.52 per share;

(345) On March 28, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $8.51 per share;

(346) On March 28, 2008, the limited partnership sold 432 shares of Common Stock on the open market for $8.50 per share;

(347) On March 28, 2008, the limited partnership sold 768 shares of Common Stock on the open market for $8.49 per share;

(348) On March 28, 2008, the limited partnership sold 3,600 shares of Common Stock on the open market for $8.48 per share;

(349) On March 28, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $8.48 per share;

(350) On March 28, 2008, the limited partnership sold 4,200 shares of Common Stock on the open market for $8.47 per share;

(351) On March 28, 2008, the limited partnership sold 1,900 shares of Common Stock on the open market for $8.46 per share;

(352) On March 28, 2008, the limited partnership sold 4,700 shares of Common Stock on the open market for $8.45 per share;

(353) On March 28, 2008, the limited partnership sold 1,100 shares of Common Stock on the open market for $8.44 per share;

(354) On March 28, 2008, the limited partnership sold 900 shares of Common Stock on the open market for $8.43 per share;

(355) On March 28, 2008, the limited partnership sold 1,100 shares of Common Stock on the open market for $8.42 per share;

(356) On March 28, 2008, the limited partnership sold 1,200 shares of Common Stock on the open market for $8.41 per share;

(357) On March 28, 2008, the limited partnership sold 1,200 shares of Common Stock on the open market for $8.40 per share;

(358) On March 28, 2008, the limited partnership sold 900 shares of Common Stock on the open market for $8.39 per share;

(359) On March 28, 2008, the limited partnership sold 1,400 shares of Common Stock on the open market for $8.38 per share;

CUSIP No. 89267P 10 5	Page 27 of 31

(360) On March 28, 2008, the limited partnership sold 2,200 shares of Common Stock on the open market for $8.37 per share;

(361) On March 28, 2008, the limited partnership sold 2,400 shares of Common Stock on the open market for $8.36 per share;

(362) On March 28, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $8.36 per share;

(363) On March 28, 2008, the limited partnership sold 5,800 shares of Common Stock on the open market for $8.35 per share;

(364) On March 28, 2008, the limited partnership sold 3,600 shares of Common Stock on the open market for $8.34 per share;

(365) On March 28, 2008, the limited partnership sold 5,800 shares of Common Stock on the open market for $8.33 per share;

(366) On March 28, 2008, the limited partnership sold 1,500 shares of Common Stock on the open market for $8.32 per share;

(367) On March 28, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $8.32 per share;

(368) On March 28, 2008, the limited partnership sold 1,600 shares of Common Stock on the open market for $8.31 per share;

(369) On March 28, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $8.31 per share;

(370) On March 28, 2008, the limited partnership sold 1,400 shares of Common Stock on the open market for $8.30 per share;

(371) On March 28, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $8.29 per share;

(372) On March 28, 2008, the limited partnership sold 1,100 shares of Common Stock on the open market for $8.28 per share;

(373) On March 28, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $8.26 per share;

(374) On March 31, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $8.61 per share;

(375) On March 31, 2008, the limited partnership sold 25 shares of Common Stock on the open market for $8.60 per share;

(376) On March 31, 2008, the limited partnership sold 1,575 shares of Common Stock on the open market for $8.59 per share;

CUSIP No. 89267P 10 5	Page 28 of 31

(377) On March 31, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $8.58 per share;

(378) On March 31, 2008, the limited partnership sold 1,900 shares of Common Stock on the open market for $8.57 per share;

(379) On March 31, 2008, the limited partnership sold 2,300 shares of Common Stock on the open market for $8.56 per share;

(380) On March 31, 2008, the limited partnership sold 3,400 shares of Common Stock on the open market for $8.55 per share;

(381) On March 31, 2008, the limited partnership sold 2,000 shares of Common Stock on the open market for $8.54 per share;

(382) On March 31, 2008, the limited partnership sold 1,644 shares of Common Stock on the open market for $8.53 per share;

(383) On March 31, 2008, the limited partnership sold 1,200 shares of Common Stock on the open market for $8.52 per share;

(384) On March 31, 2008, the limited partnership sold 1,300 shares of Common Stock on the open market for $8.51 per share;

(385) On March 31, 2008, the limited partnership sold 2,800 shares of Common Stock on the open market for $8.50 per share;

(386) On March 31, 2008, the limited partnership sold 1,600 shares of Common Stock on the open market for $8.49 per share;

(387) On March 31, 2008, the limited partnership sold 1,456 shares of Common Stock on the open market for $8.48 per share;

(388) On March 31, 2008, the limited partnership sold 1,200 shares of Common Stock on the open market for $8.47 per share;

(389) On March 31, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $8.46 per share;

(390) On March 31, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $8.45 per share;

(391) On March 31, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $8.44 per share;

(392) On March 31, 2008, the limited partnership sold 2,400 shares of Common Stock on the open market for $8.43 per share;

(393) On March 31, 2008, the limited partnership sold 761 shares of Common Stock on the open market for $8.40 per share;

CUSIP No. 89267P 10 5	Page 29 of 31

(394) On March 31, 2008, the limited partnership sold 1,339 shares of Common Stock on the open market for $8.39 per share;

(395) On March 31, 2008, the limited partnership sold 1,468 shares of Common Stock on the open market for $8.37 per share;

(396) On March 31, 2008, the limited partnership sold 2,332 shares of Common Stock on the open market for $8.36 per share;

(397) On March 31, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $8.35 per share;

(398) On March 31, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $8.31 per share;

(399) On March 31, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $8.28 per share;

(400) On March 31, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $8.27 per share;

(401) On March 31, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $8.26 per share;

(402) On March 31, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $8.25 per share;

(403) On March 31, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $8.24 per share;

(404) On March 31, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $8.22 per share;

(405) On March 31, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $8.21 per share; and

(406) On March 31, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $8.19 per share.

(d) Not applicable.

(e) Not applicable.

Information with respect to RLCF-II 1997 Limited Partnership:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, RLCF-II 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that RLCF-II 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

CUSIP No. 89267P 10 5	Page 30 of 31

(b) Share versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions during last 60 days through March 31, 2008: None.

(d) Not applicable.

(e) Not applicable.

Information with respect to Ralph L. Cruz:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, Ralph L. Cruz expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Ralph L. Cruz is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions during the last 60 days through March 31, 2008: See information above regarding transactions during the last 60 days by RLCF-I 1997 Limited Partnership and RLCF-II 1997 Limited Partnership.

(d) Not applicable.

(e) Not applicable

[Signatures on next page]

CUSIP No. 89267P 10 5	Page 31 of 31

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2008	/s/ Ralph L. Cruz
(Date)	(Signature)

Ralph L. Cruz, President of RLCF-I GP, Inc., the general partner of RLCF-I 1997 Limited Partnership
(Name and Title)

April 7, 2008	/s/ Ralph L. Cruz
(Date)	(Signature)

Ralph L. Cruz, President of RLCF-II Manager, Inc., the managing member of RLCF-II GP, LLC, the general partner of RLCF-II 1997 Limited Partnership
(Name and Title)

April 7, 2008	/s/ Ralph L. Cruz
(Date)	(Signature)

Ralph L. Cruz, individually
(Name and Title)